Exhibit (a)(22)


Translation

Part 1: Important information for Celanese shareholders

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Part 2: Acceptance period extended until March 29, 2004*

Shareholders, who have not yet tendered their shares, may accept the offer within this period and are entitled to receive the same offer price of EUR 32.50.

For shareholders, who have already accepted the offer, there is no need to react. For further information, please refer to the reasoned opinions of the Board of Management and Supervisory Board of Celanese AG, at www.celanese.com.

Do you have any further questions about the offer?

Your financial advisor of your custodian bank is informed and can give you further information. Furthermore, our investor hotline is available to you at 0800 5600815.


*The reason for the extension of the offer period was the decision of the bidder to reduce the minimum acceptance rate. Under German takeover law, such a change immediately prior to expiration of the offer period automatically triggers an extension of the offer period by two weeks.